Exhibit 99.2

Paris, February 11, 2010

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Fourth quarter 2009 adjusted net income of 2.1 billion euros
Full-year 2009 adjusted net income of 7.8 billion euros

Proposed 2009 dividend of 2.28 euros per share
Main results1-2

• Fourth quarter adjusted net income[3]	2.1 billion euros	-28%
	3.1 billion dollars	-19%

	0.93 euros per share	-28%
	1.37 dollars per share	-19%

• 2009 adjusted net income	7.8 billion euros	-44%
	10.9 billion dollars	-47%

• 2009 net income (Group share)	8.4 billion euros	-20%
Highlights since the beginning of the fourth quarter 2009

•	Fourth quarter 2009 Upstream production of 2,377 kboe/d

•	Started up Yemen LNG first train in October

•	Acquired a 25% interest in Chesapeake’s Barnett Shale unconventional gas portfolio in Texas

•	Launched the Canadian heavy oil project Surmont Phase II

•	New oil discoveries in offshore Angola on blocks 17/06 and 15/06, in Nigeria on OPL 223 and in Vietnam on block 15-1/05

•	Acquired a 47% interest in Algeria’s Ahnet permit, a 25% interest to explore the Guyane Maritime Permit off French Guiana, and signed a cooperation agreement for the development of the Khvalynskoye gas field in the Caspian Sea

•	Signed an agreement to develop Iraq’s giant Halfaya field in partnership with CNPC and Petronas

•	Merged the refining and marketing assets of Total and ERG in Italy into a joint company that is 49% held by Total

•	Started up a pilot project for CO2 capture and storage at Lacq in France

[1]	percent changes are relative to the same period 2008.

[2]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period : 1.4779 $/€ in the fourth quarter 2009, 1.3180 $/€ in the fourth quarter 2008, 1.4303 $/€ in the third quarter 2009, 1.3948 $/€ in 2009 and 1.4708 $/€ in 2008.

[3]	adjusted net income = net income using replacement cost (Group share), adjusted for special items and excluding Total’s share of amortization of intangibles related to the Sanofi-Aventis merger, and, from 2009, selected items related to Sanofi-Aventis. Net income (Group share) for the fourth quarter 2009 was 2,065 M€. Detail of adjustment items shown on page 18.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
The Board of Directors of Total, led by Chairman Thierry Desmarest, met on February 10, 2010 to review the Group’s fourth quarter 2009 accounts and to close the parent company and consolidated accounts for 2009. Adjusted net income was 7.8 billion euros (B€), a 44% decrease compared to 2008. Expressed in dollars, adjusted net income was 10.9 billion dollars (B$), a decrease of 47%.
The Board of Directors decided to propose at its annual meeting on May 21, 2010, a dividend of 2.28 €/share, stable in euros compared to 2008 and, expressed in dollars4, an increase of 9%.
Commenting on the results, CEO Christophe de Margerie said :
«The 2009 oil and gas market environment was marked by a sharp decline in the demand for oil, natural gas and refined products. Crude oil prices, nonetheless, rebounded during the year to average 61.7 $/b thanks to the support from OPEC reductions and the anticipation by the market of an economic recovery. In contrast, natural gas spot prices remained depressed and refining margins fell to historically low levels, under pressure from significant overcapacity. In Chemicals, despite strong demand for polymers in China, the environment was hurt by low margins and a sharp drop in demand in OECD markets.
In this context, Total’s 2009 adjusted net income was 10.9 B$, a decrease of 47% compared to 2008. The Group’s results for the year were among the most resilient of the major oils. In the fourth quarter, thanks to a 6% increase in Upstream production, higher oil prices and Downstream results that remained slightly positive despite very weak refining margins, adjusted net income rose to 3.1 B$, an increase of 15% compared to the third quarter.
With its strong balance sheet and financial flexibility, Total has been able to continue its investment program and dividend policy in 2009, while keeping its net-debt-to-equity ratio, in line with its objectives, at 27% at the end of December 2009.
In the Upstream, in 2009 five major projects started production in Nigeria, the Gulf of Mexico, Angola, Qatar and Yemen. The Group also approved the investment to launch the Surmont Phase II project in Canada, and, to further strengthen its portfolio, entered into a number of joint ventures, notably with Chesapeake and Cobalt in the United States, Novatek in Russia, and Sonatrach in Algeria. These additions were made within the framework of the company’s strict financial criteria. In addition, cost reduction plans launched in late 2008 led to an 8% reduction in operating costs and allowed the company to maintain its technical costs at 15.4 $/boe, the same level as in 2008.
The Downstream and Chemicals segments continued to implement plans to adapt to the particularly difficult conditions they faced in 2009 that included reducing capacity to restore profitability to these activities in an environment undergoing profound transformation. The measures taken in the modernization of the refining and petrochemicals site at Normandy demonstrate the Group’s will to be socially responsible as it adapts its industrial operations to structural changes in the market.
In addition, outlays for research and development rose to 650 million euros in 2009, an increase of 6% compared to 2008. In particular, this allowed the Group to start up this year the pilot project for CO2 capture and storage at Lacq, which illustrates its commitment to the fight against global climate change.
In reaffirming the priority of safety and the environment and by building on its investment discipline, its high-quality portfolio and its recognized expertise, Total is confident in its ability to pursue its strategy of profitable and responsible growth to create value for all of its stakeholders».
♦ ♦ ♦

[4]	based on 1€=$1.40 on the payment date for the remainder of the 2009 dividend

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Key figures5

			4Q09				2009
			vs	in millions of euros			vs
4Q09	3Q09	4Q08	4Q08	except earnings per share and number of shares	2009	2008	2008

36,228	33,628	38,714	-6%	Sales	131,327	179,976	-27%

3,985	3,510	5,126	-22%	Adjusted operating income from business segments	14,154	28,114	-50%

2,071	1,808	2,942	-30%	Adjusted net operating income from business segments	7,607	13,961	-46%

1,948	1,501	1,995	-2%	• Upstream	6,382	10,724	-40%
51	146	770	-93%	• Downstream	953	2,569	-63%
72	161	177	-59%	• Chemicals	272	668	-59%

2,081	1,869	2,873	-28%	Adjusted net income	7,784	13,920	-44%

0.93	0.84	1.29	-28%	Adjusted fully-diluted earnings per share (euros)	3.48	6.20	-44%

2,241.4	2,236.8	2,235.5	—	Fully-diluted weighted-average shares (millions)	2,237.2	2,246.7	—

2,065	1,923	-794	n/a	Net income (Group share)	8,447	10,590	-20%

3,524	3,256	4,758	-26%	Investments[6]	13,349	13,640	-2%

3,419	3,169	4,565	-25%	Investments including net investments in equity affiliates and non-consolidated companies[6]	13,003	12,444	+4%

944	807	943	—	Divestments	3,081	2,585	+19%

1,889	4,538	4,093	-54%	Cash flow from operations	12,360	18,669	-34%

3,408	3,454	4,830	-29%	Adjusted cash flow from operations	13,471	19,601	-31%

			4Q09				2009
			vs	in millions of dollars [7]			vs
4Q09	3Q09	4Q08	4Q08	except earnings per share and number of shares	2009	2008	2008

53,541	48,098	51,025	+5%	Sales	183,175	264,709	-31%

5,889	5,020	6,756	-13%	Adjusted operating income from business segments	19,742	41,350	-52%

3,061	2,586	3,878	-21%	Adjusted net operating income from business segments	10,610	20,534	-48%

2,879	2,147	2,629	+10%	• Upstream	8,902	15,773	-44%
75	209	1,015	-93%	• Downstream	1,329	3,778	-65%
106	230	233	-55%	• Chemicals	379	982	-61%

3,076	2,673	3,787	-19%	Adjusted net income	10,857	20,474	-47%

1.37	1.20	1.69	-19%	Adjusted fully-diluted earnings per share (dollars)	4.85	9.11	-47%

2,241.4	2,236.8	2,235.5	—	Fully-diluted weighted-average shares (millions)	2,237.3	2,246,7	—

3,052	2,750	-1,046	n/a	Net income (Group share)	11,782	15,576	-24%

5,208	4,657	6,271	-17%	Investments[6]	18,619	20,062	-7%

5,053	4,533	6,017	-16%	Investments including net investments in equity affiliates and non-consolidated companies[6]	18,137	18,303	-1%

1,395	1,154	1,243	+12%	Divestments	4,297	3,802	+13%

2,792	6,491	5,395	-48%	Cash flow from operations	17,240	27,458	-37%

5,037	4,940	6,366	-21%	Adjusted cash flow from operations	18,789	28,829	-35%

[5]	adjusted income (adjusted operating income, adjusted net operating income and adjusted net income) is defined as income using replacement cost, adjusted for special items and excluding Total’s equity share of adjustments and, from 2009, selected items related to Sanofi-Aventis; adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 18.

[6]	including acquisitions.

[7]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Fourth quarter 2009
   > Operating income
In the fourth quarter 2009, Total’s indicator for realized liquids prices averaged 70.6 $/b, an increase of 43% compared to the fourth quarter 2008 and 8% compared to the third quarter 2009. In contrast, Total’s indicator for realized natural gas prices averaged 5.07 $/Mbtu, a decrease of 33% compared to the fourth quarter 2008 and an increase of 4% compared to the third quarter 2009. The European refining margin indicator (ERMI8) was 11.7 $/t on average in the fourth quarter 2009, a decrease of 71% compared to the fourth quarter 2009 and 3% compared to the third quarter 2009.
The euro-dollar exchange rate averaged 1.48 $/€ in the fourth quarter 2009 compared to 1.32 $/€ in the fourth quarter 2008 and 1.43 $/€ in the third quarter 2009.
In this context, the adjusted operating income from the business segments was 3,985 M€, a decrease of 22% compared to the fourth quarter 20089. Expressed in dollars, the decrease was 13%.
The effective tax rate10 for the business segments was 57% in the fourth quarter 2009 compared to 51% in the fourth quarter 2008, essentially reflecting the larger contribution of Upstream to the Group’s results in the fourth quarter 2009 compared to the fourth quarter 2008.
Adjusted net operating income from the business segments was 2,071 M€ compared to 2,942 M€ in the fourth quarter 2008, a decrease of 30%.
Expressed in dollars, adjusted net operating income from the business segments was 3.1 billion dollars (B$), a decrease of 21% compared to the fourth quarter 2008.
   > Net income
Adjusted net income was 2,081 M€ compared to 2,873 M€ in the fourth quarter 2008, a decrease of 28%. Expressed in dollars, adjusted net income decreased by 19%. It excludes the after-tax inventory effect, special items, and the Group’s equity share of adjustments and selected items related to Sanofi-Aventis.
•	The after-tax inventory effect had a positive impact on net income of 296 M€ in the fourth quarter 2009 and a negative effect of 3,128 M€ in the fourth quarter 2008.

•	The Group’s share of adjustments and selected items related to Sanofi-Aventis had a negative impact on net income of 48 M€ in the fourth quarter 2009 and a negative impact of 166 M€ in the fourth quarter 2008.

•	Other special items had a negative impact on net income of 264 M€ in the fourth quarter 2009, comprised essentially of impairments in the Downstream, and a negative impact of 373 M€[11] in the fourth quarter 2008.
Reported net income (Group share) was 2,065 M€ in the fourth quarter 2009. In the fourth quarter 2008, the Group reported a net loss of 794 M€.
The effective tax rate for the Group was 55% in the fourth quarter 2009.
The Group did not buy back shares in the fourth quarter 2009.
Adjusted fully-diluted earnings per share, based on 2,241.4 million fully-diluted weighted-average shares, was 0.93 euros compared to 1.29 euros in the fourth quarter 2008, a decrease of 28%.
Expressed in dollars, adjusted fully-diluted earnings per share fell by 19% to $1.37.

[8]	ERMI has replaced TRCV as the European refining margin indicator, as announced by Total on January 15, 2010 in the publication of its 4th quarter indicators. In view of market changes over the past years (particularly in terms of refinery complexity, crude feedstocks and product runs) the ERMI should be more representative of the margin on average variable costs for a theoretical European refinery.

[9]	special items affecting operating income from the business segments had a negative impact of 411 M€ in the 4th quarter 2009 and a negative impact of 375 M€ in the 4th quarter 2008.

[10]	defined as : (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

[11]	detail shown on page 18.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
   > Investments – divestments12
Investments excluding acquisitions and including net investments in equity affiliates and non-consolidated companies were 3.3 B€ (4.9 B$) in the fourth quarter 2009 compared to 4.1 B€ (5.3 B$) in the fourth quarter 2008.
Acquisitions were 112 M€ in the fourth quarter 2009.
Asset sales in the fourth quarter 2009 were 821 M€, consisting essentially of Sanofi-Aventis shares.
Net investments13 were 2.6 B€ (3.8 B$) in the fourth quarter 2009 compared to 3.8 B€ (5.0 B$) in the fourth quarter 2008.
   > Cash flow
Cash flow from operating activities was 1,889 M€ in the fourth quarter 2009 compared to 4,093 M€ in the fourth quarter 2008. The 54% decrease was mainly due to changes in working capital requirements.
Adjusted cash flow14 was 3,408 M€, a decrease of 29% compared to the fourth quarter 2008. Expressed in dollars, adjusted cash flow was 5.0 B$, a decrease of 21%.
Net cash flow15 for the Group was a negative 691 M€ compared to a positive 278 M€ in the fourth quarter 2008, mainly due to an increase in working capital. Expressed in dollars, net cash flow for the Group was a negative 1.0 B$ in the fourth quarter 2009.

[12]	detail shown on page 19.

[13]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

[14]	cash flow from operations at replacement cost before changes in working capital.

[15]	net cash flow = cash flow from operations + divestments – gross investments.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Results for the full year 2009
   > Operating income
Using Total’s market indicators and comparing 2009 to 2008, the environment was marked by a 36% decrease in the average realized liquids price and a 30% decrease in the average realized natural gas price. The ERMI refining margin indicator for Europe fell by 65% to 17.8 $/t. The Chemicals environment was marked by a drop in demand for polymers and specialty chemicals.
The euro-dollar exchange rate was 1.39 $/€ in 2009 compared to 1.47 $/€ in 2008.
In this context, the adjusted operating income from the business segments was 14,154 M€, a decrease of 50% compared to the 200816. Expressed in dollars, adjusted operating income from the business segments was 19.7 B$, a decrease of 52% compared to 2008.
The effective tax rate17 for the business segments was 55% compared to 56% in 2008.
Adjusted net operating income from the business segments was 7,607 M€ compared to 13,961 M€ in 2008, a decrease of 46%. The smaller decrease, relative to the one in adjusted operating income, is essentially due to the more limited decrease in the contribution from equity affiliates.
Expressed in dollars, adjusted net operating income from the business segments fell by 48%.
   > Net income
Adjusted net income decreased by 44% to 7,784 M€ in 2009 from 13,920 M€ in 2008. It excludes the after-tax inventory effect, special items, and the Group’s equity share of adjustments and selected items related to Sanofi-Aventis.
•	The after-tax inventory effect had a positive impact on net income of 1,533 M€ in 2009 compared to a negative impact of 2,452 M€ in 2008.
•	The Group’s share of adjustments and selected items related to Sanofi-Aventis had a negative impact on net income of 300 M€ in 2009 and a negative impact on net income of 393 M€ in 2008.
•	Other special items had a negative impact on net income of 570 M€ in 2009 compared to a negative impact of 485 M€ in 2008[18].
Reported net income (Group share) was 8,447 M€ compared to 10,590 M€ in 2008.
The effective tax rate for the Group was 55% in 2009 compared to 56% in 2008.
The Group did not buy back shares in 2009. On December 31, 2009, there were 2,243.7 million fully-diluted shares compared to 2,235.3 million fully-diluted shares on December 31, 2008.
Adjusted fully-diluted earnings per share, based on 2,237.3 million weighted-average shares was 3.48 euros compared to 6.20 euros in 2008, a decrease of 44%.
Expressed in dollars, the adjusted fully-diluted earnings per share was 4.85 compared to 9.11 in 2008, a decrease of 47%.

[16]	special items affecting operating income from the business segments had a negative impact of 711 M€ in 2009 and a negative impact of 375 M€ in 2008.

[17]	defined as : (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

[18]	detail shown on page 18.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
   > Investments – divestments19
Investments excluding acquisitions and including net investments in equity affiliates and non-consolidated companies were 12.3 B€ (17.1 B$) in 2009 compared to 11.4 B€ (16.8 B$) in 2008.
Acquisitions were 743 M€ in 2009.
Asset sales in 2009 were 2,663 M€, consisting essentially of Sanofi-Aventis shares.
Net investments20 were 10.3 B€ in 2009 compared to 11.1 B€ in 2008. Expressed in dollars, net investments in 2009 were 14.3 B$, a decrease of 12% compared to the 16.3 B$ of net investments in 2008.
   > Cash flow
Cash flow from operating activities was 12,360 M€, a decrease of 34% compared to 2008.
Adjusted cash flow21 was 13,471 M€, a decrease of 31%, reflecting mainly the decrease in adjusted net income. Expressed in dollars, adjusted cash flow was 18.8 B$, a decrease of 35%.
Net cash flow22 for the Group was 2,092 M€ compared to 7,614 M€ in 2008, essentially due to an increase in working capital requirements. Expressed in dollars, net cash flow for the Group was 2.9 B$ in 2009.
The net-debt-to-equity ratio was 26.6% on December 31, 2009 compared to 22.5% on December 31, 200823.

[19]	detail shown on page 19.

[20]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

[21]	cash flow from operations at replacement cost before changes in working capital.

[22]	net cash flow = cash flow from operations + divestments – gross investments.

[23]	detail shown on page 20.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Analysis of business segment results
Upstream
   > Environment – liquids and gas price realizations*

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08		2009	2008	2008

74.5	68.1	55.5	+34%	Brent ($/b)	61.7	97.3	-37%

70.6	65.1	49.4	+43%	Average liquids price ($/b)	58.1	91.1	-36%
5.07	4.89	7.57	-33%	Average gas price ($/Mbtu)	5.17	7.38	-30%

54.4	50.7	47.1	+15%	Average hydrocarbons price ($/boe)	47.1	72.1	-35%

* consolidated subsidiaries, excluding fixed margin and buy-back contracts.
In the fourth quarter 2009, Total’s average realized liquids price increased by 43% compared to the fourth quarter 2008. For the full year, Total’s average realized liquids price decreased by 36%.
The average realized price for Total’s natural gas decreased by 33% in the fourth quarter 2009 compared to the fourth quarter 2008. Total’s average natural gas price decreased by 30% compared to 2008.
   > Production

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08	Hydrocarbon production	2009	2008	2008

2,377	2,243	2,354	+1%	Combined production (kboe/d)	2,281	2,341	-3%

1,404	1,379	1,434	-2%	• Liquids (kb/d)	1,381	1,456	-5%
5,320	4,726	5,127	+4%	• Gas (Mcf/d)	4,923	4,837	+2%

Hydrocarbon production was 2,377 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter 2009, an increase of 1% compared to the fourth quarter 2008 and 6% compared to the third quarter 2009.
Compared to the fourth quarter 2008, production increased mainly as a result of:
•	+6.5% for ramp-ups and start-ups of new fields net of the normal decline,
•	-2% for the price effect [24],
•	-1.5% for OPEC reductions,
•	-0.5% for disruptions in Nigeria related to security issues,
•	-1.5% for changes in the portfolio, mainly in Venezuela. The impact of terminating the Hamra concession in Algeria was offset in the quarter by the start of the contract on the Tabiyeh field in Syria.
Excluding the impact of OPEC reductions, production growth was 2.5% compared to the fourth quarter 2008.
For the full year 2009, hydrocarbon production was 2,281 kboe/d, a decrease of 2.6% compared to 2008, mainly as a result of:
•	+2% for ramp-ups and start-ups of new fields net of the normal decline,
•	+1.5% for the price effect[24],
•	-3% for OPEC reductions and lower gas demand,
•	-1% for disruptions in Nigeria related to security issues,
•	-2% for changes in the portfolio, essentially in Venezuela and Libya.
Excluding the impact of OPEC reductions, production was stable compared to 2008.

[24]	impact of changing hydrocarbon prices on entitlement volumes.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
   > Reserves

Year-end reserves	2009	2008	%

Hydrocarbon reserves (Mboe)	10,483	10,458	—

• Liquids (Mb)	5,689	5,695	—
• Gas (Bcf)	26,318	26,218	—

Proved reserves based on SEC rules (59.91 $/b Brent) were 10,483 Mboe at December 31, 2009. At the 2009 average rate of production, the reserve life is more than 12 years.
The 2009 reserve replacement rate25, based on SEC rules, was 103%. Excluding acquisitions and divestments, the reserve replacement rate was 93%.
As of year-end 2009, Total has a solid and diversified portfolio of proved and probable reserves26 representing 20 Bboe, or more than a 20-year reserve life based on the 2009 average production rate, and resources27 representing more than a 40-year reserve life.
   > Results

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08	in millions of euros	2009	2008	2008

3,908	3,236	3,727	+5%	Adjusted operating income*	12,879	23,639	-46%

1,948	1,501	1,995	-2%	Adjusted net operating income*	6,382	10,724	-40%
293	190	269	+9%	▪ includes income from equity affiliates	886	1,236	-28%

2,429	2,512	3,283	-26%	Investments	9,855	10,017	-2%

77	87	270	-71%	Divestments	398	1,130	-65%

2,825	2,854	2,139	+32%	Cash flow from operating activities	10,200	13,765	-26%

3,168	2,939	2,849	+11%	Adjusted cash flow	11,336	14,313	-21%

* detail of adjustment items shown in business segment information.
Adjusted net operating income for the Upstream segment was 1,948 M€ in the fourth quarter 2009 compared to 1,995 M€ in the fourth quarter 2008, a decrease of 2%.
Expressed in dollars, adjusted net operating income for the Upstream segment increased by 10%, reflecting essentially the impact of higher hydrocarbon prices compared to the fourth quarter 2008.
The effective tax rate for the Upstream segment was 58% compared to 57% in the fourth quarter 2008 and 59% in the third quarter 2009.

[25]	change in reserves excluding production i.e. (revisions + discoveries, extensions + acquisitions – divestments) / production for the period. In an environment with a constant 36.55 $/b oil price, excluding acquisitions and divestments, the reserve replacement rate would be 97%.

[26]	limited to proved and probable reserves covered by E&P contracts on fields that have been drilled and for which technical studies have demonstrated economic development in a 60 $/b Brent environment, including projects developed by mining.

[27]	proved and probable reserves plus contingent resources (potential average recoverable reserves from known accumulations - Society of Petroleum Engineers - 03/07).

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Over the full year 2009, adjusted net operating income for the Upstream segment was 6,382 M€ compared to 10,724 M€ in 2008, a decrease of 40%. Expressed in dollars, adjusted net operating income for the Upstream segment was 8.9 B$, a 44% decrease compared to 2008, essentially due to lower hydrocarbon prices.
Technical costs for consolidated subsidiaries, in accordance with ASC 93228 (previously FAS69) were 15.4 $/boe in 2009, stable compared to 2008, with a decrease of 8% in operating expenses per barrel offsetting an increase in depreciation, depletion and amortization (DD&A) charges related notably to the start-up of new projects.
The return on average capital employed (ROACE29) for the Upstream segment was 18% in 2009 compared to 36% in 2008.

[28]	FASB Accounting Standards Codification Topic 932, Extractive industries – Oil and Gas

[29]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 21.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Downstream
     > Refinery throughput and utilization rates*

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08		2009	2008	2008

2,055	2,142	2,371	-13%	Total refinery throughput (kb/d)	2,151	2,362	-9%

701	828	944	-26%	• France	836	956	-13%
1,104	1,045	1,146	-4%	• Rest of Europe	1,065	1,134	-6%
250	269	281	-11%	• Rest of world	250	272	-8%

				Utilization rates
75%	78%	90%		• Based on crude only	78%	88%
79%	82%	91%		• Based on crude and other feedstock	83%	91%

*	includes share of CEPSA.
In the fourth quarter 2009, refinery throughput decreased by 13% compared to the fourth quarter 2008 and by 4% compared to the third quarter 2009.
In the fourth quarter 2009, most of the Group’s refineries continued to use voluntary throughput reductions to adjust to poor economic conditions. These reductions decreased the utilization rate for crude and other feedstocks to 79% from 91% in the fourth quarter 2008. Compared to the third quarter 2009, the decrease in the utilization for crude and other feedstocks rate from 82% to 79% was mainly due to shutting down production at the Flanders (Dunkirk) refinery in mid-September 2009.
For the full year 2009, the utilization rate based on crude was 78% (83% for crude and other feedstocks) compared to 88% in 2008 (91% for crude and other feedstocks) reflecting the voluntary throughput reductions in the Group’s refineries. Five refineries had scheduled turnarounds for maintenance in 2009 compared to six in 2008. Turnaround activity in 2010 is expected to be lower than in 2009.
     > Results

			4Q09				2009
			vs	in millions of euros			vs
4Q09	3Q09	4Q08	4Q08	except ERMI* refining margins	2009	2008	2008

11.7	12.0	40.9	-71%	European refining margin indicator – ERMI* ($/t)	17.8	51.1	-65%

11	83	1,145	-99%	Adjusted operating income**	1,026	3,602	-72%

51	146	770	-93%	Adjusted net operating income**	953	2,569	-63%
19	75	21	-10%	• includes income from equity affiliates	155	77	x2

844	607	972	-13%	Investments	2,771	2,418	+15%

48	23	18	x2.7	Divestments	133	216	-38%

(1,400)	944	603	n/a	Cash flow from operating activities	1,164	3,111	-63%

199	229	1,409	-86%	Adjusted cash flow	1,601	4,018	-60%

*	ERMI has replaced TRCV as the European refining margin indicator, as announced by Total on January 15, 2010 in the publication of its 4th quarter indicators. In view of market changes over the past years (particularly in terms of refinery complexity, crude feedstocks and product runs) the ERMI should be more representative of the margin on average variable costs for a theoretical European refinery.

**	detail of adjustment items shown in business segment information.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
The ERMI European refining margin indicator averaged 11.7 $/t in the fourth quarter 2009, a decrease of 71% compared to the fourth quarter 2008. For the full year 2009, the European refining margin indicator was 17.8 $/t, a decrease of 65% compared to 2008.
Adjusted net operating income for the Downstream segment was 51 M€ in the fourth quarter 2009, a decrease of 93% compared to the fourth quarter 2008, reflecting essentially the sharp decrease in refining margins and less favorable conditions for marketing and supply optimization.
Expressed in dollars, adjusted net operating income for the Downstream segment was 75 M$, a decrease of 93% compared to the fourth quarter 2008.
Adjusted net operating income for the Downstream segment for the full year 2009 was 953 M€, a decrease of 63% compared to 2008.
Expressed in dollars, adjusted net operating income for the Downstream segment was 1,329 M$ in 2009, a decrease of 65% compared to 3,778 M$ in 2008, reflecting essentially the significantly weaker refining environment.
The decreases in cash flow from operating activities and adjusted cash flow shown for the fourth quarter and full year 2009 were due to a large increase in working capital requirements and the decrease in adjusted net operating income.
The ROACE30 for the Downstream segment for the full year 2009 was 7% compared to 20% for 2008.

[30]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 21.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Chemicals

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08	in millions of euros	2009	2008	2008

3,932	3,892	4,012	-2%	Sales	14,726	20,150	-27%
2,389	2,326	2,449	-2%	• Base chemicals	8,655	13,176	-34%
1,543	1,566	1,563	-1%	• Specialties	6,071	6,974	-13%

66	191	254	-74%	Adjusted operating income*	249	873	-71%

72	161	177	-59%	Adjusted net operating income*	272	668	-59%
-16	53	109	n/a	• Base chemicals	16	323	-95%
93	111	55	+69%	• Specialties	279	339	-18%

225	112	477	-53%	Investments	631	1,074	-41%

20	13	20	—	Divestments	47	53	-11%

324	300	939	-65%	Cash flow from operating activities	1,082	920	+18%

218	244	323	-33%	Adjusted cash flow	442	1,093	-60%

*	detail of adjustment items shown in business segment information.
In the fourth quarter and full year 2009, the environment for the Chemicals segment was affected by weak demand in the OECD countries.
Adjusted net operating income for the Chemicals segment was 72 M€ in the fourth quarter 2009, a decrease of 59% compared to the fourth quarter 2008 that was essentially due to the significantly weaker market conditions for Base chemicals.
For the full year 2009, adjusted net operating income for the Chemicals segment was 272 M€ compared to 668 M€ in 2008, a decrease of 59% that resulted from the significantly weaker environment for Base chemicals and, to a lesser degree, lower sales and results from the Specialties.
The ROACE31 for the Chemicals segment for the full year 2009 was 4% compared to 9% for 2008.

[31]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 21.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
• TOTAL S.A. parent company accounts and proposed dividend
Net income for Total S.A., the parent company, was 5,634 M€ in 2009 compared to 6,008 M€ in 2008. After closing the accounts, the Board of Directors decided to propose at the May 21, 2010 Annual Shareholders Meeting a dividend of 2.28 euros per share for 2009, stable in euros compared to the previous year.
Based on 2009 adjusted net income, Total’s pay-out ratio would be 66%.
Taking into account the interim dividend of 1.14 euros per share paid on November 18, 2009, the remaining 1.14 euros per share would be paid on June 1, 201032.
• Summary and outlook
The ROACE for the full year 2009 was 13% for the Group and 13% for the business segments compared to 26% and 28%, respectively, for the full year 2008.
Return on equity was 16% in 2009 compared to 32% in 2008.
In the Upstream, 2010 production is expected to increase thanks to the ramp-up on projects started up in 2009. Total will continue to build on its large and diversified portfolio, its recognized expertise in project management and cost control. Following the launch of the Surmont Phase II project announced in January, Total expects to launch several other major projects, including CLOV in Angola, Laggan/Tormore in the United Kingdom, and Ofon II and Egina in Nigeria.
In the Downstream and Chemicals, the Group plans to continue to adapt its activities in mature areas and reinforce its portfolio in growing markets, notably with the construction of the Jubail refinery and the benefit from the start-up of a new ethane cracker in Qatar.
The Group is continuing to pursue its growth policy in 2010 with an investment budget of 18 billion dollars33, stable compared to the 2009 budget ; 80% of the investments will be dedicated to the Upstream. In addition, Total intends to divest non-strategic assets, in particular through the progressive sale of its shares in Sanofi-Aventis and a project to sell Mapa Spontex, a subsidiary in its Specialty chemicals sector. Based on this, the Group maintains its net-debt-to-equity ratio objective of around 25-to-30%. Total is confident in its ability to maintain its dividend policy.
Since the beginning of the first quarter 2010, the price of Brent has traded between 70 and 80 $/b and natural gas prices have recovered somewhat. The environment for refining and petrochemicals remains difficult.
♦ ♦ ♦
To listen to a presentation by CEO Christophe de Margerie to financial analysts today in Paris at 11:30 (Paris time) please log on to www.total.com or call +44 (0)203 367 9455 in Europe or +1 866 907 5925 in the U.S. For a replay through February 26, 2010 please consult the website or call +44 (0)203 367 9460 in Europe or +1 877 642 3018 in the US (code : 269 259).
To listen to a presentation by CEO Christophe de Margerie to financial analysts today in London at 16:30 (London time) please log on to www.total.com or call +44 (0)203 367 9457 in Europe or +1 866 907 5925 in the U.S. For a replay through February 26, 2010 please consult the website or call +44 (0)203 367 9460 in Europe or +1 877 642 3018 in the US (code : 269 261).

[32]	the ex-dividend date for the remainder of the 2009 dividend would be May 27, 2010.

[33]	including net investments in equity affiliates and non-consolidated companies, excluding acquisitions, based on 1€=$1.40 for 2010.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
This document does not constitute the annual financial report that will be published separately in conformance with Article L.451-1-2 III of the Code monétaire et financier and will be available on the Group’s website www.total.com or by request from company’s headquarters.
This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.
Business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
The adjusted results of the Downstream and Chemical segments are also presented according to the replacement cost method. This method is used to assess the segments’ performance and ensure the comparability of the segments’ results with those of its competitors, mainly North American.
In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the income statement is determined by the average price of the period rather than the historical value. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and replacement cost.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the adjustments and, from 2009, selected items related to Sanofi-Aventis. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92078 Paris La Défense Cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Operating information by segment
Fourth quarter and full year 2009
• Upstream

			4Q09				2009
			vs	Combined liquids and gas			vs
4Q09	3Q09	4Q08	4Q08	production by region (kboe/d)	2009	2008	2008

627	569	684	-8%	Europe	613	616	—
780	762	746	+5%	Africa	749	783	-4%
41	31	13	x3.2	North America	24	14	+71%
242	259	241	—	Far East	251	246	+2%
493	419	426	+16%	Middle East	438	432	+1%
167	183	217	-23%	South America	182	224	-19%
27	20	27	—	Rest of world	24	26	-8%

2,377	2,243	2,354	+1%	Total production	2,281	2,341	-3%

393	351	400	-2%	Includes equity and non-consolidated affiliates	359	403	-11%

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08	Liquids production by region (kb/d)	2009	2008	2008

306	279	321	-5%	Europe	295	302	-2%
648	647	618	+5%	Africa	632	654	-3%
30	27	12	x2.5	North America	20	11	+82%
31	33	31	—	Far East	33	29	+14%
304	300	320	-5%	Middle East	307	329	-7%
68	79	118	-42%	South America	80	119	-33%
17	14	14	+21%	Rest of world	14	12	+17%

1,404	1,379	1,434	-2%	Total production	1,381	1,456	-5%

276	286	341	-19%	Includes equity and non-consolidated affiliates	286	347	-18%

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08	Gas production by region (Mcf/d)	2009	2008	2008

1,736	1,580	1,957	-11%	Europe	1,734	1,704	+2%
681	583	658	+3%	Africa	599	659	-9%
53	19	8	x6.6	North America	22	15	+47%
1,196	1,276	1,280	-7%	Far East	1,228	1,236	-1%
1,050	657	604	+74%	Middle East	724	569	+27%
546	575	550	-1%	South America	564	579	-3%
58	36	70	-17%	Rest of world	52	75	-31%

5,320	4,726	5,127	+4%	Total production	4,923	4,837	+2%

635	355	316	x2	Includes equity and non-consolidated affiliates	395	298	+33%

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08	Liquefied natural gas	2009	2008	2008

2.35	2.18	2.38	-1%	LNG sales* (Mt)	8.83	9.15	-3%

*    sales, Group share, excluding trading ; 1 Mt/y = approx. 133 Mcf/d ; data from 2009 previous period have been restated to reflect volumes estimation for Bontang LNG in Indonesia based on the 2009 SEC coefficient.

• Downstream

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08	Refined products sales by region (kb/d)*	2009	2008	2008

2,046	2,014	2,186	-6%	Europe	2,053	2,123	-3%
295	278	281	+5%	Africa	281	279	+1%
145	164	168	-14%	Americas	165	170	-3%
158	134	156	+1%	Rest of world	142	148	-4%

2,644	2,590	2,791	-5%	Total consolidated sales	2,641	2,720	-3%

921	887	860	+7%	Trading	975	938	+4%

3,565	3,477	3,651	-2%	Total refined product sales	3,616	3,658	-1%

*	includes share of CEPSA

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Adjustment items
• Adjustments to operating income from business segments

4Q09	3Q09	4Q08	in millions of euros	2009	2008

(411)	(9)	(375)	Special items affecting operating income from the business segments	(711)	(375)

—	—	—	• Restructuring charges	—	—
(283)	(3)	(177)	• Impairments	(391)	(177)
(128)	(6)	(198)	• Other	(320)	(198)

449	214	(4,372)	Pre-tax inventory effect : FIFO vs. replacement cost	2,205	(3,503)

38	205	(4,747)	Total adjustments affecting operating income from the business segments	1,494	(3,878)

• Adjustments to net income (Group share)

4Q09	3Q09	4Q08	in millions of euros	2009	2008

(264)	2	(373)	Special items affecting net income (Group share)	(570)	(485)

92	46	17	• Gain on asset sales	179	214
(17)	(7)	(21)	• Restructuring charges	(129)	(69)
(260)	(2)	(171)	• Impairments	(333)	(205)
(79)	(35)	(198)	• Other	(287)	(425)

(48)	(70)	(166)	Equity shares of adjustments and, from 2009, selected items related to Sanofi-Aventis*	(300)	(393)

296	122	(3,128)	After-tax inventory effect : FIFO vs. replacement cost	1,533	(2,452)

(16)	54	(3,667)	Total adjustments to net income	663	(3,330)

*	based on Total’s share in Sanofi-Aventis of 7.4% at 12/31/2009, 8.6% at 9/30/2009 and 11.4% at 12/31/2008, – selected items as from the year 2009.
Effective tax rates

4Q09	3Q09	4Q08	Effective tax rate*	2009	2008

57.6%	59.3%	57.4%	Upstream	58.3%	61.0%
55.4%	56.5%	50.6%	Group	55.0%	56.3%

*	tax on adjusted net operating income / (adjusted net operating income – income from equity affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income).

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Investments — Divestments

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08	in millions of euros	2009	2008	2008

3,307	3,111	4,059	-19%	Investments excluding acquisitions*	12,260	11,422	+7%
256	227	183	+40%	• Capitalized exploration	865	772	+12%
159	187	74	x2.1	▪ Net investments in equity affiliates and non-consolidated companies	594	(392)	n/a

112	58	506	-78%	Acquisitions	743	1,022	-27%

3,419	3,169	4,565	-25%	Investments including acquisitions*	13,003	12,444	+4%

821	702	732	+12%	Asset sales	2,663	1,451	+84%

2,580	2,449	3,815	-32%	Net investments **	10,268	11,055	-7%

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08	expressed in millions of dollars***	2009	2008	2008

4,887	4,450	5,350	-9%	Investments excluding acquisitions*	17,100	16,799	+2%
378	325	241	+57%	• Capitalized exploration	1,207	1,135	+6%
235	267	98	x2.4	▪ Net investments in equity affiliates and non-consolidated companies	829	(577)	n/a

166	83	667	-75%	Acquisitions	1,036	1,503	-31%

5,053	4,533	6,017	-16%	Investments including acquisitions*	18,137	18,303	-1%

1,213	1,004	965	+26%	Asset sales	3,714	2,134	+74%

3,813	3,503	5,028	-24%	Net investments **	14,322	16,260	-12%

*	includes net investments in equity affiliates and non-consolidated companies.

**	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

***	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Net-debt-to-equity ratio

in millions of euros	12/31/2009	9/30/2009	12/31/2008

Current borrowings	6,994	6,012	7,722
Net current financial assets	(188)	(160)	(29)
Non-current financial debt	19,437	19,146	16,191
Hedging instruments of non-current debt	(1,025)	(983)	(892)
Cash and cash equivalents	(11,662)	(13,775)	(12,321)

Net debt	13,556	10,240	10,671

Shareholders’ equity	52,552	49,620	48,992
Estimated dividend payable*	(2,546)	(1,273)	(2,540)
Minority interests	987	959	958

Equity	50,993	49,306	47,410

Net-debt-to-equity ratio	26.6%	20.8%	22.5%

*	based on a 2009 dividend equal to the 2008 dividend (2.28 €/share) less the interim dividend 1.14 €/share (2,545 M€) paid in November 2009.
2010 Sensitivities*

			Impact on adjusted	Impact on adjusted
			operating	net operating
	Scenario	Change	income(e)	income(e)

Dollar	1.40 $/€	+0.1 $per €	-1.1 B€	-0.6 B€
Brent	60 $/b	+1 $/b	+0.25 B€/ 0.35 B$	+0.11 B€/ 0.15 B$

European refining margins ERMI	15 $/t	+1 $/t	+0.07 B€/ 0.10 B$	+0.05 B€/ 0.07 B$

*	sensitivities revised once per year upon publication of the previous year’s fourth quarter results. The impact of the €-$ sensitivity on adjusted operating income and adjusted net operating income attributable to the Upstream segment are approximately 80% and 75% respectively, and the remaining impact of the €-$ sensitivity is essentially in the Downstream segment.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Return on average capital employed
• Full year 2009

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group***

Adjusted net operating income	6,382	953	272	7,607	8,226
Capital employed at 12/31/2008*	32,681	13,623	7,417	53,721	59,764
Capital employed at 12/31/2009*	37,397	15,299	6,898	59,594	64,451

ROACE	18.2%	6.6%	3.8%	13.4%	13.2%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 256 M€ pre-tax at 12/31/2008
• Twelve months ended September 30, 2009

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group***

Adjusted net operating income	6,429	1,672	377	8,478	9,096
Capital employed at 9/30/2008*	30,184	12,649	8,107	50,940	58,165
Capital employed at 9/30/2009*	35,514	13,513	6,845	55,872	61,030

ROACE	19.6%	12.8%	5.0%	15.9%	15.3%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 121 M€ pre-tax at 9/30/2008

***	capital employed for the Group adjusted for the amount of the interim dividend payable approved in July 2009 (2,544 M€).
• Full year 2008

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	10,724	2,569	668	13,961	14,664
Capital employed at 12/31/2007*	27,062	12,190	7,033	46,285	54,158
Capital employed at 12/31/2008*	32,681	13,623	7,417	53,721	59,764

ROACE	35.9%	19.9%	9.2%	27.9%	25.7%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 134 M€ pre-tax at 12/31/2007 and 256 M€ pre-tax at 12/31/2008.